FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 23rd October, 2003	Apostolos Tamvakakis Deputy Governor

PRESS RELEASE

2003 9-month results

Athens, 23/10/2003

NATIONAL BANK OF GREECE today announced the results for the 9-month period ended 30 September 2003:

NBG Group profit before tax and minorities amounted to €387.4 million, an increase of 40% compared with the same period in 2002. Accordingly, the Group’s profit after minorities posted growth of 38.4%, totaling €382.5 million in the first 9 months of 2003. This improvement in the Group’s profit reflects the 10.6% increase in core operating income and the containment of staff costs and administrative expenses at 2002 levels.

Quarter-on-quarter, Group profitability maintained momentum. Core operating income for the quarter was maintained at the highest level of recent years (€429.4 million). Profit before tax and minorities amounted to €125.3 million, down from €150.7 million, principally due to the decline in trading gains in Q3 2003.

Group net interest income rose by 9.5% to €960.6 million, as compared with €876.9 million in the first three quarters of 2002. Despite the 50 bp reduction in ECB interest rates in June 2003, Group net interest margin in Q3 2003 remained at the historic high of the first half of the year (263 bps), a substantial improvement on 2002 (243 bps). This reflects the ongoing improvement in the mix of the Group’s loan portfolio, with retail lending portfolios gaining in importance.

There has been a very marked improvement in net commission income, up 14.9% vis-à-vis the same period in 2002, totaling €285.7 million in the first 9 months of 2003. It is notable that commissions growth has accelerated, underlined by the fact that both H1 2003 growth vis-à-vis H1 2002 growth was 7.9%, and q-o-q growth was 8%. This dynamic performance reflects a broadening of loan activity, mainly in retail banking. The contribution of trading gains to total income declined to just 3.4% in Q3 2003, from 7.1% in Q2. This means that recurring sources of income stood at 94.4% of total income in the first 9 months of 2003, compared with 93.3% in H1 2003, implying a further reduction in the volatility of the Group’s results.

The restrained increase in operating expenses, by just 0.5% in the first three quarters of 2003 compared with the corresponding 9 months of 2002, was another significant contributing factor to the Group’s strengthened profit. Specifically, staff costs were broadly unchanged relative to 2002 (9-month 2003: €541.8 million, 9-month 2002: €540 million). In addition, other expenses rose marginally by 0.8% vis-à-vis the first 9 months of 2002. Accordingly, the Group’s efficiency ratio for the first 9 months of 2003 stood at 66.5% as compared with 71.7% in 2002; excluding trading gains, the efficiency ratio shows a further improvement to 70.4% in the first 9 months of 2003 from 75.1% in the corresponding period in 2002.

Group lending stood at €21.9 billion, up 9.5% on an annualized basis since the end of 2002. Indeed, growth in the retail banking loan portfolio has accelerated further. Total consumer credit (credit cards and loans) increased on an annualized basis by 22.5% vis-à-vis the end of 2002, while mortgage loans grew by 18.5%.

Loan generation in the retail-banking segment has also continued to be brisk. For instance, disbursements of consumer loans grew q-o-q by 30%, and mortgages rose by 21%. In total, consumer loans in the first 9 months of 2003 were in the region of €700 million, up 27.5% over the corresponding period in 2002. Likewise, mortgage disbursements increased to around €1 200 million, up 29% over the corresponding period in 2002.

Lending to small business and professionals posted growth of about 50% on an annualized basis, with the credit balance exceeding €700 million. NBG’s customer base in this segment has been growing at similar rates.

It should be noted that, at the end of Q3 2003, retail lending (mortgages, credit cards, consumer loans and lending to professionals) exceeded corporate lending for the first time in the history of NBG. This serves to underline the success of the Bank’s strategic decision to strengthen its retail banking operations.

Furthermore, lending to medium-sized enterprises has posted a substantial 19% increase on an annualized basis since the beginning of the year. The number of customers in this segment has grown by 12% over the same period.

Growth in the loan portfolio has been accompanied by an improvement in its quality, reflected by the reduction in the absolute level of non-performing loans. This performance has led to a further reduction in the ratio of NPLs to total Group loans to 6.5% in the first 9 months of 2003, compared with 7.0% at end-2002. At the same time, the percentage of NPLs covered by provisions (provisions coverage) rose from 70.9% at end-2002 to 75.1% in Q3 2003.

p. 2

Group funds under management stood at €47 billion in September 2003, up 6.6% ytd, despite the reduction in interest rates. Sight and savings deposits grew by 2.8% ytd, while the 7.3% decline in time deposits and repos was wholly offset by the impressive growth in the Group’s mutual fund assets (up 72% ytd), within the context of the Bank’s strategy to offer the public alternative savings and investment products. As a result of this policy, NBG’s share in the mutual funds market grew substantially from 16.7% at end-2002 to 24.2% in September 2003.

The Group’s international network made a substantial contribution to earnings, which, after minority rights, amounted to €89 million, or 23% of total Group profits.

The Group’s capital adequacy ratio (Tier I) stands at approximately 9.7%, boosted by the €350 million hybrid Tier I note issue in July 2003 and the use of an internal Value-at-Risk model, recently approved by the Bank of Greece, for the calculation of market risk capital requirements. The total capital adequacy ratio, including Tier II capital, is estimated at 12.9% compared with 10.4% at the end of 2002.

Given these results, Group after-tax return on average equity is calculated at 14.0% compared with 8.7% in 2002, while before-tax ROAE has improved from 14.3% to 20%. Group return on average assets rose to 97 bps in the first 9 months of 2003, from 66 bps in 2002.

p. 3

Group income statement

€ millions	30.09.03	30.09.02	±%	3Q.03	2Q.03	±%	1Q.03

Net interest income	960.6	876.9	+9.5%	319.8	325.3	-1.7%	315.5
Dividend income	16.6	16.5	+0.5%	4.7	6.8	-31.9%	5.1
Net commission income	285.7	248.6	+14.9%	105.0	97.3	+8.0%	83.4

Operating income	1 262.8	1 141.9	+10.6%	429.4	429.4	—	404.0
Trading gains	75.6	52.7	+43.5%	15.2	28.0	-45.8%	32.4
Other operating income	18.3	22.7	-19.4%	5.3	7.1	-24.4%	5.9

Total income	1 356.8	1 217.4	+11.5%	450.0	464.5	-3.1%	442.3
Staff costs	(541.8)	(540.0)	+0.3%	(184.2)	(180.7)	+1.9%	(176.8)
Administrative & other expenses	(226.2)	(224.5)	+0.8%	(77.2)	(72.0)	+7.2%	(77.0)
Depreciation	(134.1)	(117.3)	+14.3%	(46.7)	(44.0)	+6.2%	(43.3)
Provisions	(101.7)	(107.5)	-5.4%	(34.3)	(33.2)	+3.4%	(34.2)

Total operating income	353.0	228.1	+54.8%	107.6	134.7	-20.1%	110.8

Extraordinary income	34.4	48.6	-29.2%	17.7	16.0	+10.6%	0.5

Profit before tax & minorities	387.4	276.8	+40.0%	125.3	150.7	-16.9%	111.3
Minority interests	(4.9)	(0.4)	+992.9%	(3.4)	(2.1)	+61.8%	0.7

Group net profit	382.5	276.3	+38.4%	121.9	148.6	-18.0%	112.0

Group commission income

€ millions	30.09.03	30.09.02	±%	3Q.03	2Q.03	±%	1Q.03

Retail (1)	123.6	103.2	+19.8%	47.4	40.6	+16.8%	35.6
Corporate (2)	49.6	44.1	+12.2%	17.8	16.3	+9.9%	15.4
Investment banking (3)	44.8	29.5	+52.2%	18.0	16.9	+6.1%	10.0
Asset management	26.5	21.8	+21.6%	9.1	8.9	+2.0%	8.5
Other (4)	72.8	74.2	-1.9%	25.7	24.0	+7.0%	23.0

Total income	317.3	272.8	+16.3%	118.0	106.7	+10.6%	92.5

Total expenses	(31.6)	(24.2)	+30.4%	(13.0)	(9.4)	+38.0%	(9.1)

Net commission income	285.7	248.6	+14.9%	105.0	97.3	+8.0%	83.4

(1)	Commissions on mortgages and consumer loans, credit cards, deposit account charges, and communications charges.

(2)	Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

(3)	Commissions on custodian services, brokerage, IPO fees, and distribution of bonds.

(4)	Commissions on money transfers, foreign exchange transactions and other intermediation.

p. 4

Group trading gains

€ millions	30.09.03	30.09.02	3Q.03	2Q.03	1Q.03

Bond trading and hedging	39.3	53.1	(3.8)	13.7	29.5
Derivatives trading	2.7	(6.4)	(0.6)	4.6	(1.3)
FX trading	24.4	26.5	9.2	4.7	10.5
Equity trading	12.7	(17.0)	11.4	6.3	(4.9)
Trading expenses	(3.5)	(3.5)	(1.0)	(1.3)	(1.2)

Total	75.6	52.7	15.2	28.0	32.4

Group loans

€ millions	30.9.03	31.12.02	±ytd%

Portfolios:
Corporate loans	11 576.3	11 515.9	+0.5%
Lending to professionals	701.2	530.2	+32.3%
Consumer loans	1 695.7	1 398.0	+21.3%
Credit cards	1 162.2	1 046.7	+11.0%
Mortgages	6 719.4	5 900.5	+13.9%

Total loans	21 854.8	20 391.3	+7.2%
Corporate bonds	1 893.1	2 667.9	-29.0%

Total loans & corporate bonds (before provisions)	23 747.9	23 059.2	+3.0%
Provisions	(1 061.4)	(1 012.0)	+4.9%

Total loans & corporate bonds	22 686.5	22 047.2	+2.9%

Breakdown of loans:
Performing	20 441.5	18 938.1	+7.9%
Non-performing	1 413.3	1 453.2	-2.7%

Total	21 854.8	20 391.3	+7.2%

Loan portfolio ratios:
NPLs / Gross loans	6.5%	7.0%
Net NPLs / Gross loans	1.6%	2.0%
Provision coverage	75.1%	70.9%

NBG disbursements:	30.09.03	30.09.02	±yoy%

Mortgages	1 190.9	925.2	28.7%
Consumer loans	697.3	546.9	27.5%

p. 5

Total funds under management

€ millions	30.9.03	31.12.02	±ytd%

Deposits	37 642.7	37 372.0	+0.7%
Repos	2 044.8	2 454.5	-16.7%
Mutual funds	7 264.3	4 232.0	+71.7%

Total	46 951.8	44 058.5	+6.6%

Key Group ratios

	30.9.2003	30.9.2002	2002

Net interest margin (NIM)	2.63%	2.40%	2.43%
Return on average assets (ROAA)	0.97%	0.69%	0.66%
Return on average equity (ROAE)	20.0%	15.4%	14.3%
Efficiency (cost: income)	66.5%	72.4%	71.7%

p. 6

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)
(In thousand euro)

	30.09.2003			30.09.2002

ASSETS
1. Cash in hand, balances with central banks			820,364			1,400,744
2. Treasury bills and other bills eligible for refinancing with central banks
(a) Treasury bills and similar securities			156,908			148,235
3. Loans and advances to credit institutions
(a) Repayable on demand		38,410			68,703
(b) Other loans and advances		5,487,970			8,340,568
(c) Reverse Repos		3,857,609	9,383,989		3,043,236	11,452,507

4. Loans and advances to customers		22,048,051			20,173,815
Less: Provisions for doubtful debts		(1,061,432)	20,986,619		(1,038,324)	19,135,491

5. Debt securities including fixed-income securities
(a) Government		13,332,756			13,974,118
(b1) Corporates		1,893,133			2,664,966
(b2) Other issuers		1,107,978	16,333,867		1,181,786	17,820,870

6. Shares and other variable-yield securities			633,589			608,484
7. Participating interests			313,643			322,219
8. Shares in affiliated undertakings			926,709			898,639
9. Intangible assets
(a) Establishment and formation expenses		8,202			9,848
(b) Goodwill		29,745			37,319
(c) Other intangible assets		404,894			266,068
Less: Amortisation of intangible assets		(173,616)	269,225		(158,288)	154,947

10. Tangible assets
(a) Land		307,245			209,096
(b) Buildings	624,687			409,482
Less: Depreciation of buildings	(259,290)	365,397		(232,613)	176,869

(c) Furniture, electronic & other equipment	431,054			397,172
Less: Depreciation of furniture, electronic & other equipment	(307,210)	123,844		(262,134)	135,038

(d) Other tangible assets	277,712			209,697
Less: Depreciation of other tangible assets	(113,948)	163,764		(86,633)	123,064

(e) Fixed assets under construction and advances		49,582	1,009,832		68,519	712,586

12. Own shares			179,620			172,015
13. Other assets			722,513			665,125
14. Prepayments and accrued income			157,788			194,546

TOTAL ASSETS			51,894,666			53,686,408

LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		115,580			107,923
(b) Time and at notice		3,064,371			2,569,185
(c) Repos		3,750,121	6,930,072		4,374,912	7,052,020

2. Amounts owed to customers
(a) Deposits		37,642,691			37,065,489
(b) Other liabilities		225,510			1,425,551
(c) Repos		2,044,842	39,913,043		3,079,424	41,570,464

3. Debts evidenced by certificates
(a) Debt securities in issue		7,336			7,484
(b) Other		14,517	21,853		34,134	41,618

4. Other liabilities			881,143			1,408,466
5. Accruals and deferred income			55,851			133,765
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations		24,773			23,591
(b) Provisions for taxation		4,488			5,122
(c) Other provisions		13,160	42,421		23,154	51,867

6A. Provisions for general banking risks			5,761			7,311
7A. Subordinated liabilities			750,000			750,000
7B. Hybrid capital (BoG circular No 17/2002)			350,000			—
Shareholders’ Equity:
8. Paid-up capital		1,147,761			1,026,362
9. Share premium account		32,393			35,970
10. Reserves		1,095,591			1,194,812
11. Fixed asset revaluation reserve		15,036			90,870
11a. Fixed asset investment subsidy		2,700			560
12. Retained earnings		271,442			331,798
13. Consolidation differences		(144,601)			(350,708)
14. Minority interests		136,779	2,557,101		64,436	2,394,100

Group profit before tax for the period 1.1 - 30.9		382,514			276,348
Minority profit before tax		4,907	387,421		449	276,797

TOTAL LIABILITIES			51,894,666			53,686,408

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities			26,527,169			21,592,065
2. Commitments arising on sale and repurchase agreements			12,067			7,663
3. Other off-balance sheet items			30,792,420			32,397,700

TOTAL OFF-BALANCE SHEET ITEMS			57,331,656			53,997,428

(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)
(In thousand euro)

PROFIT AND LOSS ACCOUNT		30.09.2003			30.09.2002

1.	Interest receivable and similar income
	- Interest income from fixed-income securities	428,848			573,781
	- Other interest and similar income	1,471,927	1,900,775		1,493,663	2,067,444

2.	Interest payable and similar charges		(940,163)	960,612		(1,190,570)	876,874

3.	Income from securities
	(a) Income from shares and other variable-yield securities	6,764			4,287
	(b) Income from participating interests	7,111			7,819
	(c) Income from shares in affiliated undertakings	2,699	16,574		4,380	16,486

4.	Commissions receivable		317,255	333,829		272,821	289,307

				1,294,441			1,166,181
5.	Commissions payable			(31,595)			(24,236)

				1,262,846			1,141,945
6.	Net profit on financial operations		75,682			52,747
7.	Other operating income		18,297	93,979		22,705	75,452

				1,356,825			1,217,397
8.	General administrative expenses
	(a) Staff costs
	- Wages and salaries	(369,367)			(366,353)
	- Social security costs	(120,976)			(122,044)
	- Other charges	(51,431)	(541,774)		(51,619)	(540,016)

	(b) Other administrative expenses
	- Taxes and duties	(31,187)			(31,296)
	- Service fees	(88,689)			(91,684)
	- Other fees to third parties	(96,509)	(216,385)	(758,159)	(90,613)	(213,593)	(753,609)

				598,666			463,788
9.	Fixed assets depreciation		(134,090)			(117,342)
10.	Other operating charges		(9,786)	(143,876)		(10,833)	(128,175)

	Profit on ordinary activities before provisions			454,790			335,613
11 +12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments				(101,742)			(107,510)

	Profit on ordinary activities before tax			353,048			228,103
15.	Extraordinary income		17,746			30,133
16.	Extraordinary charges		(8,107)			(28,661)
17.	Extraordinary profit		24,734	34,373		47,222	48,694

18.	Profit before tax and minority interests			387,421			276,797
	Minority interests			(4,907)			(449)

	Profit before tax			382,514			276,348

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company S.A., 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Northern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc., 15) National Securities Co. (Cyprus) Ltd, 16) Interlease A.D. (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria A.D., 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania S.A., 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka A.D. Skopje, 26) United Bulgarian Bank A.D. Sofia, 27) ETEBA Advisory S.R.L., 28) NBG International Inc., 29) NBGI Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBGI Jersey Ltd, 33) NBG Luxembourg Holding S.A, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBGI Asset Management Inc., 37) Innovative Ventures S.A. 38) NBG Funding Ltd, 39) Greek Hotels and Tourist Companies of Greece S.A., 40) “Ethniki” Real Estate and Tourist Company S.A. Of the companies included in the consolidated financial statements as at 30.09.2002, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously included in the consolidated financial statements with the equity method of accounting was fully consolidated as at 30.09.2003. The company referred to under item 37 was consolidated for the first time on 31.12.2002. The companies referred to under items 38, 39 and 40 were consolidated for the first time as at 30.09.2003.

B) The fixed assets of the NBG Group are free of liens or encumbrances as at 30.09.2003.

C) The total number of persons employed by the NBG Group as at 30.09.2003 was 20 079.

D) The accounting principles followed by NBG Group have not changed since the preceding accounting period.

E) Certain items in 30.09.2002 were reclassified so as to be comparable with the corresponding items of 30.09.2003.

F) The balances denominated in foreign currency have been translated into euro at the exchange rate prevailing as at 30.09.2003.

G) In the first nine months of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and the fixed asset revaluation reserve.

Athens, 22 October 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT

THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)
(In thousand euro)

		30.09.2003			30.09.2002

ASSETS
1.	Cash in hand, balances with central banks			636,248			1,229,463
2.	Treasury bills and other bills eligible for refinancing with central banks:
	(a) Treasury bills and similar securities			127,158			112,490
3.	Loans and advances to credit institutions:
	(a) Repayable on demand		19,783			14,470
	(b) Other loans and advances		5,319,743			8,174,582
	(c) Reverse Repos		3,629,693	8,969,219		3,091,325	11,280,377

4.	Loans and advances to customers		19,499,727			17,112,976
	Less: Provisions for doubtful debts		(890,576)	18,609,151		(831,708)	16,281,268

5.	Debt securities including fixed-income securities:
	(a) Government		13,066,651			13,199,910
	(b1) Corporates		1,763,881			2,450,453
	(b2) Other issuers		59,167	14,889,699		129,319	15,779,682

6.	Shares and other variable-yield securities			287,758			396,532
7.	Participating interests			302,424			297,157
8.	Shares in affiliated undertakings			1,613,495			1,725,483
9.	Intangible assets
	(a) Establishment and formation expenses		5,220			3,813
	(c) Other intangible assets		336,628			217,435
	Less : Amortisation of intangible assets as at 30.9		(144,893)	196,955		(140,758)	80,490

10.	Tangible assets
	(a) Land		268,713			169,057
	(b) Buildings	476,283			278,918
	Less: Depreciation of buildings as at 30.9	(229,050)	247,233		(197,768)	81,150

	(c) Furniture, electronic & other equipment	273,644			257,516
	Less: Depreciation of furniture, electronic & other equipment as at 30.9	(214,465)	59,179		(184,137)	73,379

	(d) Other tangible assets	10,952			10,232
	Less: Depreciation of other tangible assets as at 30.9	(7,269)	3,683		(6,551)	3,681

	(e) Fixed assets under construction and advances		30,700	609,508		25,917	353,184

12.	Own shares			283			1,387
13.	Other assets			627,632			529,723
14.	Prepayments and accrued income			123,854			158,456

TOTAL ASSETS				46,993,384			48,225,692

LIABILITIES
1.	Amounts owed to credit institutions:
	(a) Repayable on demand		105,119			99,100
	(b) Time and at notice		2,948,344			2,351,150
	(c) Repos		3,028,525	6,081,988		3,687,190	6,137,440

2.	Amounts owed to customers:
	(a) Deposits		34,397,460			33,385,744
	(b) Other liabilities		216,504			1,397,980
	(c) Repos		2,049,030	36,662,994		3,040,292	37,824,016

3.	Debts evidenced by certificates:
	(a) Debt securities in issue		1,401			1,595
	(b) Other		14,517	15,918		31,849	33,444

4.	Other liabilities			567,142			835,792
5.	Accruals and deferred income			16,256			97,391
6.	Provisions for liabilities and charges:
	(a) Provisions for staff pensions and similar obligations		4,426			1,088
	(b) Provisions for taxation		4,320			4,840
	(c) Other provisions		9,397	18,143		9,269	15,197

6A.	Provisions for general banking risks			5,761			6,906
7.	Subordinated liabilities			1,100,000			750,000
	Shareholders’ Equity:
8.	Paid-up capital		1,147,761			1,026,362
9.	Share premium account		32,393			35,970
10.	Reserves		807,768			930,080
11.	Fixed assets revaluation reserve		11,079			86,558
11a.	Fixed asset investment subsidy		—			60
12.	Retained earnings		223,122	2,222,123		186,516	2,265,546

13.	Profit before tax for the period 1.1 - 30.9			303,059			259,960

TOTAL LIABILITIES				46,993,384			48,225,692

OFF-BALANCE SHEET ITEMS
1.	Contingent liabilities			26,165,794			21,358,105
2.	Commitments arising on sale and repurchase agreements			7			—
3.	Other off-balance sheet items			26,240,645			27,353,805

TOTAL OFF-BALANCE SHEET ITEMS				52,406,446			48,711,910

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2003 (P.D. 360/85)
(In thousand euro)

PROFIT AND LOSS ACCOUNT	30.09.2003			30.09.2002

1. Interest receivable and similar income:
- Interest income from fixed-income securities	387,972			501,905
- Other interest and similar income	1,275,836	1,663,808		1,301,223	1,803,128

2. Interest payable and similar charges		(872,605)	791,203		(1,095,574)	707,554

3. Income from securities:
(a) Income from shares and other variable-yield securities	1,895			1,659
(b) Income from participating interests	6,985			5,756
(c) Income from shares in affiliated undertakings	16,048	24,928		26,732	34,147

4. Commissions receivable		220,396	245,324		194,123	228,270

			1,036,527			935,824
5. Commissions payable			(47,841)			(34,976)

			988,686			900,848
6. Net profit on financial operations		55,721			83,970
7. Other operating income		10,473	66,194		10,645	94,615

			1,054,880			995,463
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(301,867)			(294,838)
- Social security costs	(112,315)			(112,747)
- Other charges	(40,746)	(454,928)		(40,803)	(448,388)

(b) Other administrative expenses
- Taxes and duties	(24,280)			(24,139)
- Service fees	(62,271)			(57,856)
- Other fees to third parties	(69,122)	(155,673)	(610,601)	(68,253)	(150,248)	(598,636)

			444,279			396,827
9. Fixed assets depreciation		(62,125)			(63,604)
10. Other operating charges		(9,322)	(71,447)		(10,057)	(73,661)

Profit on ordinary activities before provisions			372,832			323,166
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(92,000)			(87,000)

Profit on ordinary activities before tax			280,832			236,166
15. Extraordinary income		9,687			13,317
16. Extraordinary charges		(6,724)			(22,538)
17. Extraordinary profit		19,264	22,227		33,015	23,794

18. Profit (before tax)			303,059			259,960

NOTES:	1.	In the first nine months of 2003, National Bank of Greece S.A. issued 23 187 099 new ordinary shares, increasing its share capital by € 104 342 thousand, through capitalization of an equal amount of reserves and the fixed asset revaluation reserve.

	2.	The fixed assets of the Bank are free of charges or encumbrances as at 30.09.2003.

	3.	Capital expenditure in real estate in the first nine months of 2003 amounted to € 30 267 thousand.

	4.	The total number of persons employed by the Bank in Greece and abroad as at 30.09.2003 was 14 594.

	5.	The accounting principles followed have not changed since the preceding accounting period of 2002. The 30.09.2003 and 30.09.2002 financial statements are compiled on the basis of provisional trial balances.

	6.	The comparatives of 30.09.2002 do not include the financial position of ETEBA S.A. and NBG France, which merged with the Bank through absorption on 20.12.2002 and 5.12.2002 respectively.

	7.	Certain items in the financial statements of 30.09.2002 were reclassified in order to be comparable with the corresponding items in the financial statements of 30.09.2003.

	8.	According to the four-digit codification of National Industry Classification Code (NICC), the total revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

Athens, 22 October 2003

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT

THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS